
June 23, 2020

Jeffrey Campbell
Chief Financial Officer
American Express Company
200 Vesey Street
New York, NY 10285

  Re: American Express Company
    Form 8-K Filed April 24, 2020
    File No. 001-07657

Dear Mr. Campbell:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Finance